

June 7, 2013

<u>Via E-mail</u>
Mr. Michael S. Paquette
Executive Vice President and Chief Financial Officer
Montpelier Re Holdings, Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke, Bermuda HM 08

> **Re: Montpelier Re Holdings, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **File No. 001-31468**

Dear Mr. Paquette:

We have reviewed your May 10, 2013 response to our April 16, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 13. Regulatory Requirements, page F-40</u>

1. Please refer to prior comment 4. We were unable to locate your disclosure of the amount of restricted net assets as of December 31, 2012. Please provide this information as proposed disclosure to be included in future filings. Otherwise, explain to us where this information appears in your proposed new disclosure or how your current disclosure complies with the objective in Rule 4-08(e) (3) (ii) of Regulation S-X.

Mr. Michael S. Paquette
Montpelier Re Holdings, Ltd.
June 7, 2013
Page 2

   Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

                    Sincerely,

                    /s/ Jim B. Rosenberg

                    Jim B. Rosenberg
                    Senior Assistant Chief
                    Accountant